Filed by Sanofi-Synthelabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: March 17, 2004

     On March 17, 2004, Sanofi-Synthelabo first made available in French and in English translation the text of the prepared remarks that Jean-François Dehecq, Chairman and Chief Executive Officer of Sanofi-Synthelabo, delivered at a press and analysts’ conference in Paris, France, on March 11, 2004. The English translation of the French text followed by the French text are included in this filing.

* * * *

     In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthelabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthelabo or its duly designated agent.

Press Conference
Thursday, March 11th, 2004

Jean-François Dehecq, Chairman and CEO Sanofi-Synthélabo

Introduction

I would like to thank all of those present for being here, and thank you also to those who are joining us online.

I wanted to offer you in person, and without waiting any longer, a number of answers, as comprehensive as possible, to the arguments that have been advanced over the past few days by Aventis’ management team to explain why it is rejecting our offer.

Fundamentally, I do not think that there is anything really new in these arguments. They confirm for us that our strategic project, the creation of an international leader, strongly anchored in Europe and capable of delivering strong, sustainable and profitable growth, is completely different from the business plan set out by Aventis, which – through restructurings and massive product disposals – has the effect of considerably reducing its presence in Europe.

However, I am disturbed by the tone of the response document and by the erroneous representation it gives of Sanofi-Synthelabo. On a number of important topics, this tone, magnified by Aventis’ publicity campaign launched yesterday (Wednesday, March 10th, 2004), is, to my mind, purely and simply misinformation. One example for instance: the figure of “43% of sales”, which some would have you believe are at risk at Sanofi, is completely wrong. Even in the worst case, the true number would be less than half this figure.

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Aventis, its shareholders and its employees, deserve better consideration. Our project deserves better consideration.

My intention today is to restate accurately the facts, this is in the best interests of both companies, their shareholders and their employees, and to make sure the right information is communicated to the market.

I shall correct each point in turn.

But before beginning my comments on the Aventis response document, please allow me to give you some recent updates.

As far as Sanofi-Synthelabo’s business is concerned, 2004 has got off to a very good start and, even if it is still too early to provide detailed comments, I can already say that we expect the first quarter to be fully in line with the strong growth seen in the last quarter of 2003. This is something we can only be pleased about. In Research and Development, we have already discussed Acomplia and the studies that were to be presented at the American College of Cardiology. That was done this week and it has been very well received. This is truly a product with a very high potential, in obesity, in the fight against smoking, and beyond that, in protecting against cardiovascular risk.

With regards to the Plavix litigation in the United States, you will have seen that a new judge has been appointed. We do not have any information, as of today, on the possible consequences of this change to the timetable. This is a procedural change that has nothing to do with the crux of the matter and, of course, it by no means changes our confidence in the resilience of our patents and in the outcome of the litigation. I will come back to the subject of Plavix later.

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With regards to Sanofi-Synthelabo’s Offer for Aventis, it is progressing, and notwithstanding the events relating to Aventis’ legal challenges to the AMF’s decisions, we have passed some key milestones:

With regards to antitrust matters : On Tuesday we filed the notification to Brussels and the notification to the FTC should happen before the end of the month. The disposal process of Fraxiparine and Arixtra that we announced, is proceeding according to plan.

On the market front, the German offer document was filed last week, and we were granted the Visa by market authorities yesterday. As is already the case in France, the offer will therefore be open in Germany from Monday, March 15th. Finally, in the United States, our discussions with the SEC should allow us to open the offer before the end of the month.

Let’s turn now to the response document from Aventis.

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1.	Aventis argument: The offer would have been opportunistically timed to disadvantage Aventis shareholders.

•	According to Aventis, the timing would be unfavorable in the first place because the offer happened “before the announcement of Aventis’ 2004-2007 objectives, which included in particular accelerated growth from new product launches and continued sales growth from existing products”.

In its response document, Aventis reproaches us for the fact that our offer was launched just before the announcement of Aventis’ 2003 Full-Year Results.

This is an astonishing argument, that I don’t fully understand.

And what does a comparison of the 2003 results of Aventis and Sanofi-Synthelabo show? It shows, of course, that Sanofi-Synthelabo has business growth that is around three times that of Aventis (15.6% on a consolidated sales basis and 20.5% on a developed basis against only 5.9% for Aventis...) and that is among the best, if not the best, in the industry in 2003, and this applies to all parts of the world.

The market is capable of appreciating what these results mean and putting a value on them. And the market did not consider Aventis’ results to be particularly impressive.

Let’s turn to the famous growth outlook for 2004-2007.

With regards to its existing products, Aventis, whose stated strategy is to focus on the major products, has chosen to showcase its four current blockbusters: Lovenox, Allegra, Taxotere and Delix.

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What are we really talking about here? Two products (Allegra and Lovenox) are under threat from generic products in the United States and a third product, Delix, whose patents will expire very soon in all major European countries, and for which Aventis does not hold the rights in the United States.

Thus we’re talking about 21% of Aventis net sales of strategic products in 2003 and about three blockbusters out of four that are either under threat or already certain to be in decline in the 2004-2007 period.

In addition, the 2004-2007 growth that Aventis promises is based on very aggressive business assumptions, which apparently the market does not necessarily believe:

•	Aventis assumes that the Allegra patent will be upheld, which is not what the market assumes, as Aventis has itself said.

•	Aventis also assumes the registration and approval of five new products, generating a total of 2 billion euros in sales, as early as 2007. A lot could be said about Aventis’ track-record in registering and getting products approved. That’s not my purpose today. What does strike me though, is the explosion of peak sales estimates announced on all of the products in the Aventis pipeline. One example: Sculptra, a dermatological product that is already being plugged as a future blockbuster. Let me just remind you that it has only been approved in the United States for a very small indication, undeniably an important one for patients, but really a tiny one in terms of market potential. If we carefully analyze and review these

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forecasts and compare them to market consensus forecasts, we realize that the consensus is significantly lower, and has not really moved as a result of Aventis’ announcements on February 5th.

•	Lastly, the promised Aventis sales growth rate assumes that a large number of the “mature” products, the ones that Aventis does not want to manage anymore, will have been removed from the business. The problem is that the products and markets are maturing more quickly than Aventis itself would like. For example, it is noticeable that in their February 5th announcement, Allegra, Aventis’ number one product in 2003, is being demoted to non-strategic product status as early as 2004.

Finally, beyond operations, Aventis made a number of promises on February 5th, which seem completely opportunistic to us. To focus only on the main ones:

•	The Aventis carve-out. What is its objective? It seems to us that it is to isolate in a separate legal structure those activities that are no longer desired, while keeping only a minority stake, with the majority being owned apparently by a financial partner. By deconsolidating declining activities, Aventis necessarily boosts the apparent growth rate of the remaining activities. Without even going into the social consequences of that kind of transaction, this is not the way I believe business should be conducted.

All in all, I do not see how this deconsolidating transaction could really create value for the company and its shareholders.

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•	And now, let us talk about the Aventis programme to improve productivity. Yet another one at Aventis. It is supposed to save 500 million euros a year from 2006 onwards. No detail has been given on its implementation, but you have to call “a spade, a spade”: this is another restructuring programme...

•	Finally, Aventis announces a significant share-buy-back program: everybody uses this kind of financial tool. It is nothing disturbing in itself, except when it is the core of the strategy.

At the end of this analysis of the Aventis announcements, I do not see why the timing of our offer would be particularly unfavorable to the Aventis shareholders.

•	Aventis also accuses us of having launched the offer opportunistically because it came before the end of the Plavix litigation.

I could also have listened to those people who were strongly advising me to wait for the end of the Allegra and Lovenox litigation, which together represent net sales at risk of 2.5 billion euros in 2003. Or to wait until the end of 2004 to see the complete results of the studies on Rimonabant – and what was presented yesterday to the ACC confirms the huge potential of this product.

In all honesty, as I have said before, things need to be done when they can be done... We want to grow, to develop our advanced-stage research projects better and faster. And so we launched the offer, as soon as we could.

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From the very first day of this offer, I said that people would talk about the timing of the American litigation on Plavix. We have no control over this timing, which is in the judge’s hands. The only thing we can do is to confirm our confidence in the outcome of the litigation, confidence which is shared by the great majority of analysts and investors.

I do not see any opportunism in this — only a strategic response to a need for development.

•	Finally, Aventis speaks of opportunism referring to the expiration of the shareholders’ agreement between Total and L’Oreal.

Again and again, Aventis presents this subject in a manner that, to my mind, distorts the intentions of our two major shareholders.

Here, I would like to refer to some quotations:

Thierry Desmarest, who expressed his great confidence in our project when presenting his group’s results on February 19th 2004, clearly explained that his disinvestment strategy was a medium-term policy intended to take advantage of our value creation. He even took care to specify that “all of the rumors claiming that Total is going to exit after the agreement expires in late 2004 appear to me to be totally unfounded.”

As for Lindsay Owen-Jones, he stated very clearly : “we will keep our stake in this company. We see this transaction as a logical continuation of our activities in pharmaceuticals for the past several years. It is a choice.”

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Our two main shareholders fully support this transaction, have complete confidence in the Sanofi-Synthelabo team to complete it successfully, believe it will create value and will vote in favor of it at the General Meeting, and are positioning themselves as medium-term investors.

To my mind, any other presentation of this issue is nothing but a ploy designed to scare Aventis’ and Sanofi-Synthelabo’s shareholders and does not reflect what Total and L’Oreal have publicly announced.

These were my comments on the first point raised by Aventis. Now, let’s turn to the second topic.

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2.	Aventis argument: The terms of the offer would significantly undervalue Aventis

•	To begin with, the offer supposedly would not reflect Aventis’ growth potential and represents a major discount, when compared to the sector’s average valuation multiple.

First of all, we should restore some clear-thinking on this matter.

A company’s value is not decided by its Chairman. The value of a company is decided by the market, and it is the market that has decided to put Aventis and Sanofi-Synthelabo at the same market capitalization level, for a long time now.

When Aventis complains that it suffers from a discount relative to the average multiple for the sector, maybe that’s because Aventis is not the best in terms of profitability and business growth! And when Aventis’ management states that this discount does not reflect the expected acceleration in growth, it is doing nothing more than observing that the market does not necessarily believe in that faster rate.

Indeed, the market does not seem to have bought into the growth prospects for 2004-2007 announced by Aventis on February 5th. Consensus sales and net income for 2004-2007 have remained almost the same following the promises and are still far below Aventis’ forecasts, on both metrics.

Why? First of all, I believe that Aventis’ management team is one of the few that has already made promises on a three-year horizon. That was in early 2002, and it didn’t manage to keep them. There

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is no reason for the market to forget that. Here, too, I think that Aventis’ management made overly optimistic and aggressive promises that failed to convince.

And then, in all of its calculations, Aventis only takes into account what it has been calling its “strategic operations”. But the market knows that Aventis also holds a number of other businesses, with the liabilities and litigation that go along with them. Admittedly, some of those are being resolved. For instance, we saw Bayer just secure a price adjustment announced at Euro 327 million on CropScience. But others are still emerging. For example, if you look at the French response document carefully, you will see the appearance of new litigation on Rhodia that could be significant.

I do not think that the analysts can be blamed for doing their job, nor can the market for reacting to it, nor do I think it should be hoped that a buyer will come in just to make up the difference for the sake of it.

•	According to Aventis, the offer would not take into account the fact that we are trying to take control of Aventis, and consequently, that we should be expected to pay a hefty take-over premium.

Aventis’ response document lists three transactions as being comparable : Pfizer’s two acquisitions and the Glaxo/Wellcome alliance.

I remind you that Pfizer’s acquisitions were based on a specific and different type of approach, since at the time of these transactions, there were already strong operational ties between the entities, through marketing cooperations on a number of

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flagship products, like Lipitor or Celebrex, which already had blockbuster status with each earning several billion dollars in sales. As for the Glaxo/Wellcome transaction, it dates back to over nine years ago, which puts it outside of the generally accepted relevant observation period.

The transactions listed in Sanofi-Synthelabo’s information document, regardless of whether solicited or not, were based on a strategic rationale aimed at creating a pharmaceutical company among the leaders in the industry. We believe that the very different premiums applied to all of those alliances resulted from the strategic value and industrial vision, and more generally, from the specific benefits expected from each of the transactions.

It is even more fundamental to see that certain large mergers or certain large acquisitions from these past years at very high prices, in the pharmaceutical industry or in other industries, have not at all created the value initially announced. It is therefore important not to refer too much to the past. Businesses have a price, which reflects what they are and what their potential is. The only way to be fair to all shareholders is to look for that price.

•	According to Aventis, the offer would not reflect the fact that Aventis would contribute the majority of the combined entity’s revenues. Still according to Aventis, the exchange ratio used would, on average, be 25% lower than what it should be, given the level of Aventis’ contribution to income.

First of all, insofar as we are dealing with two major listed companies with highly liquid shares on well-informed markets, the concept of accounting contribution does not necessarily take precedence over market capitalization.

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But if you still want to do this analysis, you should have the honesty to do it on the basis of Aventis’ total business, and not only on its strategic activities. Using that approach, and even when you exclude goodwill amortization and capital gains from disposals, it is clear that in 2003, the two groups reported equivalent net income in the range of Euro 2 billion (Euro 2,069 million for Sanofi-Synthelabo and Euro 2,027 million for Aventis). Taking this equality into account, the premium that we are offering really is a bonus for Aventis’ shareholders, and not for Sanofi-Synthelabo shareholders.

With respect to any measure of dilution of net earnings per share for an Aventis shareholder, it is not applicable to our offer which includes a significant cash component. It is a bit underhanded to talk about dilution for Aventis shareholders, without mentioning that, in addition, they will be receiving 19% in cash.

If we come back to measures of the sharing of value, which include both the premium and the synergies, it appears that the transaction, which creates value for all shareholders, is far from disadvantaging Aventis shareholders.

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3.	Aventis argument : The offer is mainly in Sanofi-Synthelabo shares, which supposedly carry a major downside risk

•	The response document first emphasises what are purported to be the risks specific to Sanofi-Synthelabo shares today.

Firstly, Plavix. Aventis implies that 30.5% of Sanofi-Synthelabo’s 2003 developed sales are supposedly at issue. This is untrue.

Plavix is under legal challenge in the United States and in Canada. The sales concerned account for 18% of Sanofi-Synthelabo’s developed sales if we take into account all of Plavix North America, and it should be noted that any impact will be shared with our partner BMS.

Even in the worst-case scenario, which we do not expect, the impact would bear no relationship to that claimed by Aventis. Let me just say that Plavix realises sales of more than Euro 1.3 billion outside of North America, with growth of over 40% in 2003, which makes Plavix a blockbuster in itself in these territories.

Overall, we have already had the opportunity, on January 26 to reiterate our confidence in the validity of our patent and therefore the outcome of the lawsuit, on January 26th, the announcement date for the offer. No developments have occured since then to alter this confidence.

Yet we were recently questioned about a supposed modification of Apotex’s strategy, on the topic of the “inequitable conduct” claim, when this is nothing more than the addition of a classic subsidiary

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argument, already several months old and which has already been pleaded by Dr Reddy in the lawsuit.

In order to avoid any further misunderstandings, I want to inform you that the generics manufacturer Teva has just filed an approval request that, if granted, would allow them to market a generic version of Plavix after the expiration of the 2011 patent, which is the object of the lawsuit. This request therefore has no impact on the outcome of the pending lawsuit.

I have also learned that there are documents being circulated in the market which were exchanged between the parties in the lawsuit and which are documents that should not be in the public domain. These documents, taken out of context, can only be used in a misleading manner vis-à-vis the market.

It is now obvious that Aventis intends to take advantage of the existence of the Plavix litigation to try, at all costs, to sow seeds of doubt in its shareholders’ minds about how much the Sanofi-Synthelabo shares are worth. I would like to remind you that it would be legitimate to have at least as much doubt about Lovenox, about which Aventis displays complete confidence and refuses to provide further information.

This leads me to, once again, putting the Plavix litigation in its context, a context which concerns the entire pharmaceutical industry in the United States.

Most of the major pharmaceutical groups are currently under attack from generics manufacturers on their major products, with the patents on those products being challenged. It is now common

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practice in the United States, which leads companies like Apotex or Dr. Reddy to challenge the industrial property of successful drugs. Based on entirely public data, it would appear that Dr. Reddy has already embarked on a dozen challenges of this kind and yet, to our knowledge, has not won one to date. Aventis is now suggesting it may judge the validity of the assertions made by Dr. Reddy and Apotex, and has announced that it would like to take the debate to the public square. Naturally, Sanofi-Synthelabo will not play that kind of game, saving its arguments for the American judicial system. Beyond my own beliefs, which I have shared with you, I simply notice that, since February 2002, a large number of respected analysts have embarked upon studies of this kind, often calling upon experts and without the polemics that characterize Aventis’ current approach. The conclusions of the great majority favor Sanofi-Synthelabo’s position, since, to date, out of several dozens of analysts who follow Sanofi-Synthelabo on a regular basis, only Dresdner Bank predicts that Plavix’ American patent will not be upheld.

Incidentally, the market has integrated the risk related to the legal proceedings and has given it a weighting that has affected the share price performance, if only via the levelling off of the share price despite all the good news announced by our group since February 2002. If the loss of the lawsuit, deemed unlikely, could trigger renewed downward pressure on the share price, we should also expect a substantial increase in the current share price in the event of success.

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Aventis also questions the patent protection on Ambien and Eloxatin.

Regarding Ambien, the exclusivity period expires at the end of 2006, which is well-known by the market. On the other hand, assuming that Ambien CR will not be able to take over an important part of sales is pure speculation, which we refute and which is not currently shared by the research analysts’ community. The current market consensus, which factors in the arrival of new competitors, is that we will achieve around Euro 1 billion in sales between the two forms of Ambien, in 2007-2008, making it still a blockbuster. Factually, I should also add that, whereas Aventis apparently announced in its teleconference that Ambien CR would be launched in 2007, we are still on track for filing the registration in the second quarter 2004, with product launch expected in 2005.

Lastly, about Eloxatin. There, Aventis’ assertions show that it is totally unfamiliar with Eloxatin’s patent protection since we have the patents until 2013, both in the United States (listed in the Orange Book) and in Europe.

At this stage, it is my duty to come back to Aventis’ advertising campaign, which is spreading the claim that 43% of our sales are at risk, due to Plavix and Ambien. I have given you all of the information necessary to conclude that the figure is totally untrue. In the worst case scenario, not even half of that would be affected.

Trying to cast doubt on Sanofi’s share value, on such bases, is not only polemical, it is misleading. In the introduction, I stated that I would try to set the record straight. Regarding my company, this seems to me to be particularly important.

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•	Then, Aventis stated that there would be some degree of uncertainty around the combined Group’s potential growth.

First, according to Aventis, the combined Group would be affected by the product divestitures required by competition authorities.

We believe that the product divestitures we will have to undertake will represent less than 3% of the sales of the combined group.

As for the timetable, as I told you in my introduction, we filed our application with the European Commission last Tuesday and we believe that the Hart Scott Rodino document will be filed with the FTC by the end of this month.

Then, Aventis talks about the so-called lack of visibility on the potential loss of certain key contracts by them, due to change of control provisions, which might have a negative impact.

As with Plavix, this is a topic that Aventis has paraded around a great deal since the beginning of our offer, to the point that one could expect some really disastrous announcements.

Where do we stand today? Aventis mentions, in its response document, that there is a risk that the change of control clause might be activated in two joint ventures with Merck, accounted for using the equity method, and in two product partnerships, one with Procter & Gamble on Actonel, and the other with Pfizer on Exubera.

It is true that, when you are not the inventor of the products you are selling, you sometimes have to accept the existence of change of

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control clauses and it is obvious to us that the operation of those clauses does not depend on whether a transaction is solicited or unsolicited.

In practice, when a partner is satisfied with a collaboration, it will try to determine, above all, whether its product is going to continue to be well handled, or even gain better support, in the new entity. That is what we have already heard from Altana, on the one hand, regarding Alvesco and Genta, on the other, regarding Genasense. There was nothing requiring them to come out with that at this stage, and we therefore appreciate their taking a stance all the more.

We do not see why Aventis’ other partners would have more reasons to be worried when they consider our track record in the field of alliances.

Aventis also expresses doubts as to the amount and timing of the cost synergies, which, I would remind you, will represent approximately Euro 1 billion from 2006, out of a total of Euro 1.6 billion.

According to Aventis, we have calculated the synergies simply by reference to comparable transactions. This is obviously untrue. As we explained to you before, we have obviously done our homework, using publicly available information on Aventis, and based on our extensive knowledge of our industry and competitive environment.

In addition, it seems to us that for Aventis, cost reductions would mean nothing more than slashing labor in Europe and, in particular,

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in France and Germany. Such short-sightedness reflects at least two major distortions.

The first is a tendency to boil the concept of cost reductions down to that of cuts in headcount, which leads us to imagine the manner in which Aventis will achieve the Euro 500 million in savings that is referred to by Aventis as an “ongoing productivity improvement programme, based on rationalizing structures and improving processes”. As far as we are concerned, we have the feeling that there are many other ways to achieve cost reductions at Aventis, and particularly through appropriately managing external costs.

The other bias relates to the assumption that savings will apply in proportion to headcount per country. This boils down to saying that, for instance, the strong presence in France and Germany is not justifiable and that there is the need to make cuts blindly, both in R&D and in Production, in both countries. That is fully in line with Aventis’ thinking, which tends to be that the future of the pharmaceutical industry lies essentially in the United States. That is not our strategy.

To conclude on that topic, I am confirming that we consider that the cost synergies included in our project are reasonable both in terms of amount and in terms of timing.

Let’s move on to the sales synergies, which would be limited, according to Aventis. I would like to remind you that they represent in our project around Euro 600 million, out of a total of Euro 1.6 billon.

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Let’s start with Aventis’ argument on mature products. Sanofi-Synthelabo was able to stabilize a portfolio of mature products worth Euro 2.6 billion in 2003. Aventis, on its side, reports a negative growth of 10% on Euro 5 billion, and concludes that there is no way to achieve better results. We believe it to be otherwise and we are looking forward to having the opportunity to start working with Aventis’ teams to prove it.

Aventis also believes that the sales force cannot be refocused -- for instance Allegra’s sales force in the United States would not be able to accelerate the product launches anticipated by Sanofi. Frankly, we do not see why.

Finally, Aventis highlights the differences in size and culture between the two companies, which could lead to major integration difficulties.

On this point, I have a very clear answer.

Sanofi’s culture and organization have always been to very strongly decentralize decision-making, so that it takes place as locally as possible. Such respect for local cultures and local situations is what has enabled the very strong business growth that we have achieved on all of the world’s markets.

Management in Europe needs to take place in Europe, in line with the specific features of each market. Management in the United States needs to take place in the United States, in the environment created by the American market.

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And the other continents, which account for 80% of the world’s population and will be a large part of long-term future growth, need to be managed based on the specific features of each of these countries.

When measured against Sanofi-Synthélabo’s growth rate, this organization and these methods have proven effective. No single solution can be applied globally, and integration cannot be successful unless there is deep respect for all cultures.

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4.	Aventis argument : The proposed business combination would supposedly present limited benefits for Aventis in terms of critical mass, geographical presence, R&D and product portfolio

•	On critical mass :

Increasing critical mass is not, in itself, an objective. Our objective, the real issue, is to create the Number One player in Europe, the Number Three in the world with a research portfolio, resources and infrastructure that should enable strong, sustainable and profitable growth so that we can fulfill our responsibilities in the field of healthcare.

•	On geographical presence and, in particular (since this is Aventis’ concern), on the share of the United States in our turnover:

Consolidated sales do not represent an accurate measure of our presence and competencies in the American market, as we provide 50% of the support and promotion effort for Plavix and Avapro, sales of which are consolidated by BMS.

If Aventis generated 38% of its turnover in the United States in 2003, Sanofi-Synthelabo also achieved 38% of its developed sales in the United States with Plavix, but also with Ambien, Eloxatin and Avapro. We are talking about a total of Euro 4 billion (close to Euro 2 billion on a consolidated basis), as compared to just over 6 billion for Aventis. So, this is no paltry sum.

And this is why the so called reduction of the share of the United States in the new group is misleading, even more so taking into

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account the fact that, even if Sanofi-Synthelabo is smaller than Aventis in the United States – and it is not that much smaller – it is growing around three times as fast: at this rate, we will have caught up with them before long.

We also believe it is untrue to discount Europe as a mature market. Our vision is more balanced and relies upon a management adapted to products and continents.

•	On the R&D portfolio

Aventis will supposedly contribute 63.5% of the new drug launches in the combined entity. Their measurement criteria are totally questionable, because it includes early stage projects. Indeed, it appears to us that what really counts when doing research is the ratio between clinical development expenses, in particular in the later stages, and the discovery rate. In our view, an effective Research unit is one that spends a lot of money on Phases IIB and III, and proportionally less on discovery, because it has a well-stocked portfolio.

Looking only at the advanced stages, meaning Phase II and beyond, the two R&D units are 50/50 in terms of new projects. Whatever the criteria used, what is striking is that, with an R&D budget 2.5 times greater than ours, Aventis cannot generate a higher proportion of projects.

Incidentally, this issue of productivity may explain why Aventis reduces its R&D expenditure from one year to the next, which is something very unusual in the pharmaceutical industry, and does

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not bode well: Aventis’ R&D spending dropped by Euro 300 million in 2003 for its core business (which is part of the explanation for Aventis’ growth in net income) , including external contracts, while our R&D spending increased by Euro 100 million over the same period.

•	Beyond the R&D portfolio, on future product launches

Aventis has communicated a very aggressive launch programme, both in terms of timing and product potential. On these two topics, Aventis did not convince the financial community as much as they would have liked. Perhaps there may be a need for a bit more objectivity.

When Aventis talks about Sanofi-Synthélabo, it takes a far more negative approach. I would like to remind you that Rimonabant should be a truly great product in at least two different indications, each in a market which is both large and poorly served. In addition, Aventis disqualifies Ambien CR by considering it as a line extension, which is not the case. Finally, the ongoing launch of Uroxatral in the United States is totally ignored.

Beyond 2006, our portfolio’s breadth in advanced-stage products, in particular for the central nervous system, where we have two Phase III products and six Phase IIB products, allows us to hope for a sustained pace of new launches by the end of the decade. And let’s not forget Dronedarone for the treatment of arrhythmia.

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•	Lastly, regarding the product portfolio, and what Aventis calls its “competitive position in its key therapeutic areas”, two main comments:

Firstly, a merger in which both groups would have exactly the same therapeutic areas would have significant chances of facing very serious antitrust issues.

Secondly, I do not believe in franchises but in products. When you have a R&D unit that finds great products, you do not wonder whether the products are really a valuable complement to the existing range, you forget franchise theory and you develop them as quickly as possible.

Once all of that has been said, you understand that my conclusion is that writing in a response document that an alliance with Sanofi-Synthelabo would slow Aventis’ growth rate does not stand up.

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5.	Lastly, the final point put forth by Aventis, is that the combination would, according to them, cause major job cuts at the expense of Aventis’ employees, in particular in France and Germany

On this matter, let me come back to the strategic plan that we are presenting to you.

We want to build a global group, very strongly anchored in Europe, and with an R&D presence on both sides of the Atlantic in order to benefit from the maximum amount of creativity. We want to build the leading pharmaceutical group in Europe, at a point in our industry – in particular in Research – when there is increasing relocation towards the United States, and when the Old World, which used to be Number One for the discovery of new medicines, has been slipping behind.

With a project of this kind, clearly, there will be a very large workforce in France and Germany, in exactly the same way as the weight of American employees is important within groups whose headquarters are in the United States.

It is therefore totally untrue to conclude that the structural optimization will affect mainly France and Germany.

This is a major strategic point. If you look at Aventis’ recent history, since the 1999 merger, it is speckled with divestitures, restructuring, reshaping plans and, most recently, the carve out, meaning the announcement that Euro 1.5 billion worth of mature drugs are going to be sold leading to a reduced presence of the group in Europe. All of that has very serious social consequences.

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The Sanofi-Synthelabo merger in 1999 led, four years later, to very different results. Despite our industrial reorganization efforts and site closings, there are now 300 people more in our plants than at the time of the merger.

We have created 500 additional jobs in Research in Europe. After a cut in 2000, our sales forces have grown by 300 people and our European head offices are at exactly the same level in 2003 as they were prior to the merger.

This is due to our very rapid growth. Without strong growth, you have to restructure; with strong growth, you can develop and build.

Given the strategy adopted and announced by Aventis, the merger with a large foreign pharmaceutical group, or even a standalone strategy, would probably create infinitely greater labor problems, as much in France and Germany.

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Conclusion

It was a long speech, but I wanted, without getting into any controversy, to reestablish the truth for the sake of both companies, of their shareholders and of their employees, and to ensure that the market receives proper information. Because in the end, it is the market that will decide whether the offer is a success.

I presented this project to you for the first time on January 26th, and I continue and will continue to present it and fight for it. I would also like to present it to Aventis employees whenever I am invited to do so. I have built this project on what I consider to be the real complementarity of both companies, and on a clear vision of what they are like now and of their potential.

This is a unique opportunity to build in Europe a global leader in the pharmaceutical industry, with the support of all those who believe in the project. This is a unique opportunity for both companies to do much better together.

And now I am available to answer your questions.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthelabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthelabo or its duly designated agent.

On March 11, 2004, Sanofi-Synthelabo issued an offer prospectus in accordance with German law, which is the only document applicable in connection with the public offer made by Sanofi-Synthelabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer prospectus issued in Germany.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements.

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You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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Conférence du jeudi 11 mars 2004

Jean-François Dehecq, Président Directeur Général de Sanofi-Synthélabo

Introduction :

Je vous remercie d’avoir répondu à notre invitation et d’être présents physiquement ou en ligne aujourd’hui.

J’ai souhaité en effet vous donner de vive voix, directement et sans plus attendre, nos réponses aussi complètes que possible à l’argumentation développée au cours des derniers jours par le management d’Aventis pour justifier son refus de notre offre.

Sur le fond, cette argumentation n’apporte pas à notre avis de grande nouveauté. Elle nous confirme que notre projet stratégique, la création d’un leader international à fort ancrage européen et porteur d’une croissance forte, durable et profitable est totalement différent du projet présenté par Aventis qui à travers des restructurations, et des cessions massives de produits s’allège en Europe.

En revanche, je suis vraiment gêné par le ton de cette note et la présentation erronée qu’elle donne de Sanofi-Synthélabo. Sur un certain nombre de sujets importants, ce ton, amplifié dans la campagne de publicité lancée par Aventis hier, relève pour moi purement et simplement de la désinformation et de l’amalgame. Un seul exemple : le chiffre de 43% des ventes dont on voudrait faire croire qu’elles sont à risque chez Sanofi-Synthélabo est totalement faux. Il s’agirait dans le pire des cas de moins de la moitié de ce chiffre.

Aventis, ses actionnaires et ses salariés méritent mieux. Notre projet mérite mieux.

Ce que je veux aujourd’hui, c’est rétablir la réalité des faits, dans l’intérêt des deux entreprises, de leurs actionnaires et de leurs salariés, et afin d’assurer la bonne information du marché.

Je vais donc reprendre chaque point successivement.

Mais avant de démarrer sur les commentaires à la note en réponse, permettez-moi d’en profiter pour vous donner quelques nouvelles récentes

Du point de vue de l’activité, l’année 2004 a très bien commencé pour Sanofi-Synthélabo et même si il est trop tôt pour commenter, je peux déjà vous dire que j’attends un premier trimestre dans le droit fil du dernier trimestre 2003 et que je m’en réjouis. En R&D, nous vous avions déjà parlé d’Acomplia et des études qui devaient être présentées à l’American College of Cardiology, c’est chose faite depuis cette semaine et l’accueil a été excellent. C’est vraiment un produit à très grand potentiel, dans l’obésité, la lutte contre le tabagisme, et au-delà, dans la protection des risques cardio-vasculaires.

En ce qui concerne le litige Plavix aux Etats-Unis, vous avez vu qu’un nouveau juge a été nommé. Nous n’avons pas d’information à ce jour sur les éventuelles conséquences du changement de juge sur le calendrier. Il s’agit d’un événement de procédure qui n’a aucun rapport avec le fond et bien entendu ne modifie en rien notre confiance dans la solidité de nos brevets et dans l’issue de ce contentieux. Je reviendrai sur le sujet Plavix en détails.

Quant à l’offre sur Aventis elle-même, elle avance, et au-delà des péripéties liées aux différents recours d’Aventis contre les décisions de l’AMF, nous avons franchi quelques étapes importantes :

En ce qui concerne la concurrence : nous avons déposé mardi la notification à Bruxelles et celle auprès de la FTC devrait intervenir avant la fin du mois. Le processus de cession de Fraxiparine et Arixtra que nous vous avions annoncé se déroule conformément à notre calendrier

Au plan des opérations de marché, la note d’opération allemande a été déposée la semaine dernière et nous avons obtenu hier le visa des autorités. Après la France, l’opération de marché sera donc ouverte en Allemagne dès lundi 15 mars. Aux Etats-Unis enfin, nos échanges avec la SEC devraient permettre une ouverture de l’offre avant la fin du mois.

Venons-on maintenant à la note en réponse d’Aventis

1.	Argument d’Aventis : L’offre s’inscrirait dans un calendrier opportuniste délibérément défavorable aux actionnaires d’Aventis.

	•	Selon Aventis, ce calendrier serait défavorable d’abord parce qu’intervenant « Avant l’annonce des objectifs 2004-2007 d’Aventis avec en particulier une accélération de la croissance liée aux lancements de nouveaux produits et à la poursuite de la progression des ventes des produits existants »

Dans sa note en réponse, Aventis nous reproche d’avoir lancé notre offre juste avant la publication de leurs résultats 2003.

Tout à fait étonnant, c’est un argument que je comprends mal.

Que montre la comparaison des résultats 2003 d’Aventis et de Sanofi-Synthélabo ? Elle montre bien sûr que Sanofi-Synthélabo a une croissance d’activités qui est environ trois fois celle d’Aventis (15,6% en conso et 20,5% en développé contre seulement 5,9% pour Aventis...) et qui est parmi les meilleures sinon la meilleure de la profession en 2003, dans toutes les régions du monde.

Le marché est capable d’apprécier ces résultats et de valoriser les tendances. Il n’a pas considéré les résultats d’Aventis comme particulièrement impressionnants.

Venons-en aux fameuses perspectives de croissance 2004-2007.

En ce qui concerne les produits existants, Aventis, dont la stratégie affichée est de se concentrer sur les grands produits, met en avant ses quatre blockbusters actuels : Lovenox, Allegra, Taxotere et Delix.

De quoi parle-t-on vraiment ? De deux produits (Allegra et Lovenox) qui font l’objet d’attaques de génériqueurs aux Etats-Unis, et d’un troisième, le Delix dont les brevets viennent à échéance très rapidement dans tous les grands pays d’Europe, et dont Aventis n’a pas les droits aux Etats-Unis.

On parle ainsi de 21% du chiffre d’affaires des activités stratégiques d’Aventis en 2003 et de trois blockbusters sur 4, qui sont soit menacés, soit déjà en déclin certain pour la période 2004-2007.

Par ailleurs, les promesses de croissance faites par Aventis pour 2004-2007 reposent sur des hypothèses d’activité très volontaristes, que semble-t-il le marché n’achète pas vraiment :

•	Aventis suppose d’abord que le brevet d’Allegra est maintenu, ce qui n’est pas l’hypothèse du marché, Aventis le dit lui-même.

•	Aventis suppose également l’enregistrement de 5 produits nouveaux générant ensemble 2 milliards de chiffre d’affaires dès 2007. On pourrait dire beaucoup du track record d’Aventis en termes d’enregistrement. Ce n’est pas mon propos ici. Mais ce qui me frappe, c’est l’explosion des peak sales annoncés sur tous les produits du portefeuille d’Aventis. Un exemple : le Sculptra, produit dermatologique qui se voit déjà promu au rang de futur blockbuster alors qu’il vient d’être déposé aux Etats-Unis dans une toute petite indication, très importante pour les malades, mais toute petite en termes de marché. Si on reprend calmement ces projections et qu’on les compare aux consensus de marché, on voit que celui-ci reste très très inférieur, et n’a pas vraiment bougé après les annonces du 5 février.

•	Enfin, ces promesses de croissance faites par Aventis supposent qu’une part importante des produits matures, ceux qu’Aventis ne veut plus gérer, soient sortis de l’activité. Le problème, c’est que les produits et les marchés mûrissent plus vite qu’Aventis ne le voudrait. Par exemple, il est intéressant de constater dans leur communication du 5 février, qu’Allegra, le premier produit d’Aventis en 2003, est déclassé dès 2004 au rang de produit non stratégique.

Enfin, au-delà de l’activité, Aventis a fait le 5 février un certain nombre de promesses, qui nous semblent, elles, parfaitement opportunistes. Pour ne reprendre que les principales :

•	Le carve out pour commencer. Quel est son objectif ? Il nous semble que c’est d’isoler dans une structure juridique les activités dont on ne veut plus en ne gardant qu’une participation minoritaire, la majorité étant détenue probablement par un partenaire financier. En sortant des comptes des activités en décroissance, on dope forcément le taux de croissance apparent de ce qui reste. Sans même parler des conséquences sociales d’une telle opération, je n’appelle pas cela faire son métier d’industriel.

Au final, je ne vois comment ce montage déconsolidant serait réellement créateur de valeur pour la société et ses actionnaires.

•	Parlons maintenant du programme d’amélioration de productivité d’Aventis. Nième du genre chez Aventis. Il s’agit d’un programme sensé rapporter 500 millions d’euros par an à partir de 2006. Aucun détail n’est donné sur ses points d’application, mais il faut appeler un chat un chat, c’est un plan de restructuration...

•	Enfin, Aventis annonce un important programme de rachat d’actions : tout le monde utilise ce type d’instruments. Cela n’a rien de choquant en soi, sauf quand c’est au coeur de la stratégie.

Au terme de cette analyse des annonces d’Aventis, je ne vois pas en quoi le timing de notre offre serait particulièrement défavorable aux actionnaires d’Aventis.

•	Aventis nous reproche également d’avoir lancé l’offre de façon opportuniste car avant la fin du procès Plavix

J’aurais aussi pu écouter ceux qui me conseillaient vivement d’attendre l’issue des procès sur Allegra ou Lovenox, qui représentent tout de même un chiffre d’affaires 2003 à risque de 2,5 milliards d’Euros. Ou d’attendre les résultats complets fin 2004 des études sur Rimonabant, et ce qui a été présenté hier à l’ACC confirme bien le très grand potentiel de ce produit.

En réalité, comme je l’ai déjà dit, il faut réaliser les choses quand on peut les réaliser... Nous souhaitions grandir pour pouvoir développer mieux et plus vite nos projets avancés dans la recherche. Dès que nous avons pu, nous nous sommes lancés.

Dès le premier jour de cette offre, j’avais dit qu’on nous parlerait du timing du contentieux américain sur Plavix. Nous ne sommes pas maîtres de ce timing qui est entre les mains du juge. La seule chose que nous pouvons faire, c’est réaffirmer notre confiance dans l’issue de ce procès, confiance qui est d’ailleurs partagée par la grande majorité des analystes et des investisseurs.

Je ne vois là aucun opportunisme, mais une réponse stratégique par rapport à un besoin de développement.

•	Enfin, Aventis parle d’opportunisme du fait de l’expiration du pacte d’actionnaires qui lie Total et L’Oréal.

A plusieurs reprises, ils font une présentation que je trouve trompeuse des intentions de nos deux principaux actionnaires.

Et là je voudrais revenir à des citations :

Thierry Desmarest, qui a exprimé sa grande confiance dans notre projet lors de la présentation de ses résultats le 19 février 2004, a bien expliqué que sa stratégie de désengagement était à moyen terme, afin de bénéficier de notre création de valeur. Il a même pris soin de préciser : « toutes les rumeurs disant que Total va sortir après l’expiration du pacte le 2 décembre ne me paraissent pas du tout fondées.

Quant à Lindsay Owen-Jones, il a dit très clairement : « nous allons conserver notre participation dans cette société. Nous voyons cette opération comme la suite logique de notre activité dans la pharmacie depuis plusieurs années. C’est un choix. »

Nos deux principaux actionnaires soutiennent totalement cette opération, font complètement confiance à l’équipe de Sanofi-Synthélabo pour la mener à bien, pensent qu’elle sera créatrice de valeur et la voteront en Assemblée Générale, et se positionnent comme des actionnaires à moyen terme.

Toute autre présentation n’est pour moi que manoeuvre destinée à effrayer les actionnaires d’Aventis et ceux de Sanofi-Synthelabo et n’est pas conforme à ce que L’Oréal et Total ont eux-mêmes déclaré publiquement.

J’en ai fini de mes commentaires sur le premier point développé par Aventis. Venons-en au deuxième

2.	Argument d’Aventis : Les termes de l’offre de Sanofi-Synthélabo sous-évalueraient manifestement Aventis

•	Pour commencer, selon Aventis, l’offre ne reflèterait pas le potentiel de croissance d’Aventis et correspondrait à une décote importante par rapport à la moyenne du multiple de valorisation du secteur

Il faut d’abord revenir à plus de lucidité.

Ce ne sont pas les présidents des sociétés qui décident de la valeur de leur entreprise, mais les marchés. C’est le marché, qui avait placé au même niveau de capitalisation Aventis et Sanofi-Synthélabo, et ce depuis déjà longtemps.

Quand Aventis se plaint de subir une décote par rapport au multiple moyen du secteur, c’est peut-être parce qu’ils ne sont pas les meilleurs en termes de rentabilité et de croissance d’activités. Et lorsque la direction d’Aventis affirme que cette décote ne reflète pas l’accélération attendue de la croissance, elle ne fait que constater que le marché ne croit pas forcément à cette accélération.

En effet, les perspectives de croissance 2004-2007 annoncées par Aventis le 5 février n’ont apparemment pas été achetées par le marché. Le consensus de chiffre d’affaires et de résultat net pour la période 2004-2007 est resté quasi inchangé suite à ces promesses et demeure très inférieur aux prévisions d’Aventis à la fois sur le chiffre d’affaires et le résultat net.

Pourquoi ? D’abord, j’ai l’impression que la direction d’Aventis est une des rares à avoir déjà fait des promesses sur 3 ans, c’était

début 2002, et elle n’était pas parvenue à les tenir. Il n’y a pas de raison pour que le marché ait oublié cela. Cette fois encore, je pense que la direction d’Aventis a fait des promesses à la fois optimistes et volontaristes qui n’ont pas convaincu.

Enfin, dans ses calculs, Aventis ne retient que les « activités stratégiques », mais le marché sait bien qu’ Aventis est aussi porteur d’un certain nombre d’autres activités, avec leurs passifs et leurs litiges. Certains sont en cours de résolution. Par exemple Bayer vient d’obtenir un ajustement de prix de 327 M€ sur Cropscience. D’autres apparaissent encore ; par exemple si on lit bien la note en réponse, on voit l’apparition d’un nouveau litige sur Rhodia qui pourrait être significatif.

Je ne pense pas que l’on puisse blâmer les analystes de faire leur travail ni le marché de tirer ses conséquences, ni espérer qu’un acquéreur vienne par principe combler la différence.

•	Selon Aventis, l’offre ne prendrait pas en compte le fait que Sanofi-Synthélabo tente de prendre le contrôle d’Aventis et devrait en conséquence s’acquitter d’une prime de contrôle.

La note en réponse d’Aventis présente trois transactions comme comparables, les deux acquisitions de Pfizer et le rapprochement Glaxo-Wellcome.

Je rappelle que les acquisitions de Pfizer s’appuyaient sur une logique particulière différente puisqu’il existait déjà au moment de ces opérations des liens opérationnels forts à travers la co-commercialisation de produits phares tels que Lipitor ou Celebrex, qui avaient déjà le statut de blockbusters avec plusieurs milliards de dollars de chiffre d’affaires chacun. Quant à l’opération Glaxo/Wellcome, elle date de plus de 9 ans, ce qui est au-delà de la période d’observation généralement retenue.

Les opérations visées dans le document d’information de Sanofi-Synthelabo, indépendamment de leur caractère sollicité ou non, s’appuyaient sur un rationnel stratégique fort visant la création d’un laboratoire pharmaceutique figurant parmi les premiers de l’industrie. Nous considérons que les niveaux de prime très variables constatés dans le cadre de ces rapprochements résultaient essentiellement de l’intérêt stratégique, du projet industriel et plus généralement des bénéfices attendus propres à chacune de ces opérations.

Il est peut-être encore plus fondamental de constater que certaines grandes fusions ou acquisitions faites à des prix trop élevés, dans la pharmacie comme dans d’autres secteurs, n’ont pas produit la création de valeur annoncée. Il ne faut donc pas trop se référer au passé. Les affaires ont un prix qui correspond à ce qu’elles sont et à leur potentiel. La recherche de ce juste prix est la seule voie équitable pour tous les actionnaires.

•	Selon Aventis, l’offre ne reflèterait pas le fait qu’Aventis contribuerait majoritairement aux revenus de l’entité combinée. La parité d’échange serait, toujours selon Aventis, en moyenne de 25% inférieure à ce qu’elle devrait être du fait de la contribution d’Aventis au résultat

Tout d’abord nous considérons que s’agissant de deux grands groupes cotés aux titres très liquides sur des marchés bien informés, la notion de contribution comptable ne doit pas primer sur la capitalisation boursière.

Mais si on veut quand même faire cette analyse, il faut avoir l’honnêteté de la faire sur la totalité du périmètre d’Aventis et pas seulement sur les activités stratégiques. Et là, même en retenant une mesure avant amortissement de goodwill et plus-values de cessions, on se rend compte qu’en 2003, le résultat net des deux groupes était équivalent, de l’ordre de 2 milliards € (2 069 M€ pour Sanofi, 2 027 M€ pour Aventis). Face à cette égalité, la prime donne donc bien un avantage aux actionnaires d’Aventis et non à ceux de Sanofi.

En ce qui concerne la mesure de la dilution du résultat net par action pour un actionnaire d’Aventis, elle n’est pas applicable à notre offre qui comporte une part de cash significative. Il est tendancieux de parler de dilution pour les actionnaires d’Aventis, sans mentionner qu’ils reçoivent par ailleurs 19% de numéraire.

Si on revient à des mesures de partage de valeur, qui intègrent la prime et les synergies, on se rend compte, que cette opération, qui crée de la valeur pour tous, est loin d’être défavorable aux actionnaires d’Aventis.

3.	Argument d’Aventis : L’offre est principalement en actions Sanofi, qui seraient une monnaie d’échange risquée

•	La note en réponse insiste d’abord sur ce que seraient les risques propres à l’action Sanofi-Synthélabo aujourd’hui.

Plavix pour commencer. Aventis laisse entendre que 30,5% des ventes développées 2003 de Sanofi-Synthelabo seraient en cause. C’est faux.

Plavix est attaqué aux Etats-Unis et au Canada. Les ventes concernées représentent en fait 18% des ventes développées si on retient la totalité du Plavix Amérique du Nord, et il faut noter que l’impact est à partager avec notre partenaire BMS.

Même dans le pire des scenarios, que nous n’envisageons pas, l’impact n’aurait donc aucun rapport avec celui allégué par Aventis.

Je rappelle au passage que Plavix hors Amérique du Nord réalise plus d’1,3 milliards d’Euro, avec une croissance de plus de 40% en 2003 , ce qui en fait sur ces zones un blockbuster en soi.

Sur le fond, nous avons à l’occasion du lancement de l’offre le 26 janvier réitéré notre confiance dans la validité de notre brevet et donc dans l’issue du procès. Aucun développement n’est venu depuis altérer cette confiance.

On nous a ainsi interpellés récemment sur une prétendue modification de la stratégie d’Apotex, sur le thème de « l’inequitable conduct », alors qu’il ne s’agissait là que de l’adjonction d’un argument subsidiaire classique, vieux de déjà

plusieurs mois, et qui était déjà invoqué par Docteur Reddy dans la procédure.

Pour éviter de nouveaux « malentendus », je vous informe que le génériqueur Teva vient de déposer une demande d’autorisation qui, si elle débouchait, lui permettrait de commercialiser une version générique du Plavix après l’expiration du brevet 2011, objet du procès. Cette demande n’a donc aucun impact sur le procès en cours.

Par ailleurs, j’ai appris que circulaient sur le marché des documents échangés entre les parties au procès et qui ne devraient pas être du domaine public. Ces documents, sortis de leur contexte, ne peuvent faire l’objet que d’une exploitation trompeuse vis-à-vis du marché.

Il est évident aujourd’hui qu’Aventis entend tirer parti de l’existence du litige Plavix pour essayer à tout prix de semer le doute chez ses actionnaires sur la valeur du titre Sanofi-Synthélabo. Je vous rappelle qu’on pourrait en avoir au moins autant au sujet du Lovenox, sur lequel ils affichent leur confiance et répondent qu’ils ne donneront pas plus d’information.

Ceci m’amène à replacer encore une fois ce litige Plavix dans son contexte, un contexte, qui concerne l’ensemble de l’industrie pharmaceutique aux Etats-Unis.

La plupart des grands laboratoires sont aujourd’hui attaqués sur leurs grands médicaments par des sociétés de génériques qui contestent des brevets en cours de validité. C’est une pratique courante qui amène des sociétés comme Apotex ou Reddy à attaquer la propriété industrielle de médicaments à succès. Sur la base de données purement publiques, il apparaît ainsi que Docteur Reddy est partie à plus d’une dizaine de contentieux de cette nature, sans en avoir à notre connaissance gagné aucun à ce jour.

Aventis prétend aujourd’hui porter un jugement sur la validité des arguments de Docteur Reddy et d’Apotex et a annoncé vouloir porter le fond du débat sur la place publique. Bien entendu, Sanofi-Synthélabo n’entrera pas dans ce jeu, réservant ses arguments à la justice américaine. Au-delà de ma propre conviction, dont je vous ai fait part, je constate simplement que depuis février 2002, de nombreux analystes respectés se sont livrés à ce type d’étude en s’entourant souvent d’experts et en dehors du contexte polémique qui caractérise forcément la démarche d’Aventis. Leurs conclusions sont très majoritairement favorables à la position de Sanofi-Synthélabo, puisque à ce jour sur plusieurs dizaines d’analystes qui suivent Sanofi-Synthélabo de façon régulière, seule la Dresdner Bank donne le brevet américain du Plavix perdant.

Pour autant, le marché a intégré le risque lié à toute procédure judiciaire et lui a affecté une pondération qui se retrouve forcément dans le cours de bourse, ne serait-ce que par un plafonnement du cours en dépit de toutes les bonnes nouvelles annoncées par notre groupe depuis février 2002. Si la perte du procès, jugée peu probable, pourrait entraîner de nouvelles réactions à la baisse, à l’inverse on peut forcément s’attendre à une revalorisation substantielle en cas de succès.

Aventis met également en cause la protection brevetaire d’Ambien et Eloxatine

Concernant Ambien, l’expiration de la protection fin 2006 est une réalité bien connue du marché. En revanche, le fait de considérer que l’Ambien CR, ne permettra pas de prendre le relais sur une part importante du chiffre d’affaires est une pure conjecture que nous récusons et qui n’est pas aujourd’hui partagée par la communauté des analystes. Le consensus de marché, qui intègre parfaitement l’arrivée de concurrents, est que nous conserverons de l’ordre de 1 M€ de chiffre d’affaires entre l’une et l’autre des formes de l’Ambien à horizon 2007-2008, ce qui en fait toujours un blockbuster. Factuellement, je précise aussi, puisqu’Aventis a semble-t-il annoncé dans sa conférence téléphonique un lancement d’Ambien CR en 2007, que nous sommes bien entendus sur un dépôt au deuxième trimestre 2004 pour un lancement prévu en 2005.

Eloxatine enfin. Il y a dans les affirmations d’Aventis une méconnaissance totale de la protection brevetaire d’Eloxatine puisque nous disposons de brevets jusqu’en 2013, tant aux Etats-Unis (Orange Book) qu’en Europe.

A ce stade, je me dois de revenir sur la campagne de publicité d’Aventis et le chiffre de 43% de chiffre d’affaires à risque qu’ils font circuler sur Plavix et Ambien. Je vous ai donné tous les éléments pour conclure que ce chiffre est totalement faux. Dans le pire des cas, on n’est même pas à la moitié.

Tenter de jeter le doute sur la valeur du titre Sanofi-Synthélabo sur des bases pareilles est à la fois polémique et trompeur. Je vous parlais en introduction de pendules à remettre à l’heure. Concernant ma société, celle-là me paraît particulièrement importante.

•	Ensuite, Aventis allègue que le potentiel de croissance du groupe combiné serait également sujet à des incertitudes

Tout d’abord, selon Aventis, il serait affecté par les cessions de produits requises par les autorités de la concurrence.

Nous pensons que les cessions de produits que nous devrons opérer représenteront moins de 3% du chiffre d’affaires du groupe combiné.

Quant au calendrier, comme je le disais en introduction, nous avons déposé notre dossier mardi auprès de la commission européenne et nous pensons déposer le dossier Hart Scott Rodino auprès de la FTC avant la fin de ce mois.

Ensuite, Aventis parle de supposées conséquences négatives qui pourraient venir de l’absence de visibilité sur la perte potentielle de certains contrats clefs d’Aventis liée au changement de contrôle

Un peu comme le Plavix, c’est un sujet qu’Aventis a beaucoup agité depuis le début de notre offre, au point qu’on pouvait s’attendre à l’annonce de véritables catastrophes.

Où en sommes-nous aujourd’hui ? Aventis mentionne dans sa note en réponse un risque d’activation de clauses de changement de contrôle dans deux JV avec Merck mises en équivalence dans les comptes et dans deux collaborations produits, l’une avec Procter et Gamble sur Actonel et l’autre avec Pfizer sur Exubera.

Au fond, lorsqu’on n’est pas l’inventeur d’un produit, on est parfois conduit à accepter l’existence de clauses de changement de contrôle et il nous paraît évident que ces clauses ne dépendent pas pour leur mise en oeuvre du caractère sollicité ou pas d’une opération.

En pratique, un partenaire satisfait d’une collaboration, cherchera surtout à savoir si son produit va continuer à être bien traité, voire mieux soutenu, dans le nouvel ensemble. C’est dans ce sens que se sont exprimés Altana d’un côté pour Alvesco et Genta de l’autre pour Genasense. Rien ne les forçait à le faire à ce stade et nous apprécions d’autant plus leur prise de position.

Nous ne voyons pas pourquoi les autres partenaires d’Aventis auraient davantage de souci à se faire lorsqu’ils considèrent notre track record en matière d’alliances.

Aventis émet également des doutes sur le montant et le calendrier des synergies de coût dont je vous rappelle qu’elles représentent à partir de 2006 environ 1 milliard d’Euros sur un total de 1,6 milliard.

Selon Aventis, nous aurions calculé les synergies par simple référence aux transactions comparables. C’est évidemment inexact. Comme nous vous l’avons expliqué, nous avons évidemment fait un travail d’analyse sur la base des données publiquement disponibles concernant Aventis et de notre connaissance approfondie du marché pharmaceutique et de nos concurrents.

Par ailleurs, il nous semble que pour Aventis, réduction de coût équivaut directement à casse sociale en Europe et en particulier en France et en Allemagne. Ce raccourci témoigne de deux biais majeurs.

Le premier est celui qui tend à ramener la notion de réduction de coût à celle de réduction de personnel, ce qui laisse à imaginer la manière dont seront obtenues les 500 M€ d’économies pudiquement baptisées « programme continu d’amélioration de la productivité fondé sur la rationalisation des structures et l’amélioration des process ». En ce qui nous concerne, nous voyons bien d’autres supports à réduction de coûts chez Aventis, en particulier dans une gestion appropriée des frais externes.

L’autre biais consiste à considérer que les économies s’appliquent au pro rata des effectifs par pays. Cela revient à dire que la forte implantation en France et en Allemagne par exemple ne se justifie pas et qu’il faut couper sans discernement tant en R&D qu’en production dans ces deux pays. C’est cohérent avec la logique d’Aventis, qui considère que le grand avenir de la pharmacie se joue surtout aux Etats-Unis. Ce n’est pas notre stratégie.

Pour conclure sur ce point, je vous confirme que nous considérons que les synergies de coût incluses dans notre projet sont raisonnables à la fois dans leur montant et dans leur calendrier.

Passons aux synergies de ventes, qui selon Aventis, seraient limitées. Je rappelle qu’elles représentent dans notre projet environ 600 M€ sur un total d’1,6 milliard

Commençons par l’argument d’Aventis sur les produits matures. Sanofi-Synthélabo a été capable de stabiliser un portefeuille de produits matures de 2,6bn€ en 2003. Aventis de son côté affiche une décroissance de 10% sur 5 bn€, et conclut qu’il n’y aurait aucun moyen de faire mieux. Nous ne partageons pas cette opinion et nous avons hâte de nous mettre au travail avec les équipes d’Aventis pour le prouver.

Aventis considère également qu’il serait impossible de ré-orienter ses forces de ventes, par exemple celles qui s’occupent aujourd’hui d’Allegra aux Etats-Unis, pour accélérer les lancements prévus par Sanofi. Franchement, nous ne voyons pas pourquoi.

Enfin, Aventis met en avant des différences de taille et de culture des deux entreprises qui pourrait conduire à des difficultés majeures d’intégration

Sur ce point, j’ai une réponse très claire.

L’organisation et la culture de Sanofi-Synthélabo ont toujours été une forte décentralisation des décisions le plus près possible du terrain. Ce respect des cultures et des situations locales a permis la très forte croissance d’activité que nous avons obtenue sur tous les marchés mondiaux.

La gestion de l’Europe doit être réalisée en Europe et dans le respect des caractéristiques de chaque marché, la gestion des Etats-Unis aux Etats-Unis dans le contexte du marché américain.

Celle des autres continents qui représentent 80% de la population mondiale et une large part de l’avenir à long terme, selon les critères propres de chacun de ces pays.

Mesurée à l’aune du rythme de croissance de Sanofi-Synthélabo, cette organisation et ces méthodes ont prouvé leur efficacité. Il n’y a pas de solution globale, il n’y a pas d’intégration réussie sans respect profond des cultures.

4.	Argument d’Aventis : Le rapprochement proposé présenterait un intérêt limité pour Aventis en termes de taille critique, de présence géographique, de R&D et de portefeuille de produits

•	Sur la taille critique:

Augmenter la taille critique ne nous semble pas un objectif en soi. En revanche, ce qui nous semble le véritable enjeu, c’est de constituer le numéro 1 en Europe et numéro 3 dans le monde avec un portefeuille de recherche, des moyens et des infrastructures qui devraient permettre une croissance forte, durable et profitable pour remplir notre mission dans le domaine de la santé.

•	Sur la présence géographique et en particulier, puisque c’est le souci d’Aventis, la part des Etat-Unis dans l’activité :

Le chiffre d’affaires consolidé n’est pas la juste mesure de notre présence et de nos compétences sur le marché américain, puisque nous participons à 50% au soutien et à la promotion de Plavix et Avapro, consolidés par BMS.

Si Aventis réalise 38% de son chiffre d’affaires aux Etats-Unis en 2003, dans le cas de Sanofi-Synthélabo c’est également 38% du chiffre d’affaires développé qui proviennent des Etats-Unis avec Plavix mais aussi Ambien, Eloxatine et Avapro. On parle d’un total de 4 milliards d’Euros en développé ( près de 2 milliards en consolidé), contre un peu plus de 6 milliards pour Aventis. Ce n’est pas totalement négligeable.

Et c’est pourquoi le soi-disant affaiblissement de la part des Etats-Unis dans le nouveau groupe n’est pas véritable, d’autant que si Sanofi-Synthélabo est plus petit qu’Aventis aux USA, et pas tant que ça, il croît environ fois plus vite : à ce rythme-là, nous les aurons vite rattrapés.

Quant à qualifier l’Europe de marché mûr, nous croyons que cette opinion est fausse. Notre vision est plus équilibrée et repose sur une gestion adaptée des produits et des continents.

•	Sur le portefeuille de R&D maintenant

Aventis affirme que, au vu des portefeuilles de recherche, ils contribueraient à 63,5% des lancements de nouveaux médicaments de l’entité combinée. Il nous semble que leur critère de mesure, qui intègre des projets très amont, est plus que discutable.

En effet, en R&D, à notre avis ce qui compte vraiment, c’est le ratio de dépenses de développement clinique, en particulier dans les phases avancées, par rapport à celle de discovery. Une recherche qui marche, c’est une recherche qui dépense beaucoup d’argent en phases IIB et III et donc proportionnellement moins en discovery, parce qu’elle a un portefeuille garni.

En ne retenant pour notre part que des phases avancées c’est-à-dire phase II et au-delà, nous arrivons à une répartition des projets d’environ 50/50.

Quel que soit le critère retenu, ce qui est frappant, c’est qu’avec un budget de R&D deux fois et demi supérieur au nôtre, Aventis ne génère pas une proportion plus importante de projets.

Ce problème de productivité explique peut-être la réduction des dépenses de recherche d’une année sur l’autre, ce qui est atypique dans la pharmacie et pas forcément bon signe : près de 300 M€ de moins en 2003 pour les activités stratégiques d’Aventis (ce qui participe à la croissance du résultat net d’Aventis), y compris contrats externes, alors que nous avons augmenté notre budget de 100 M€ sur la même période.

•	Au-delà du portefeuille de R&D, c’est bien de lancements de produits futurs qu’il s’agit

Aventis de son côté communique sur un programme de lancements très agressif, à la fois en termes de timing et de potentiels produits. Sur ces deux sujets, la communauté financière ne semble pas aussi convaincue qu’ils le souhaiteraient. Peut-être prend-t-elle un peu plus de recul.

En ce qui nous concerne, Aventis adopte une présentation beaucoup plus réductrice. Je rappelle tout de même que Rimonabant devrait être un très grand produit dans au moins deux indications différentes, chacune correspondant à un marché à la fois important et mal servi. Par ailleurs, Aventis disqualifie Ambien CR en le considérant comme une extension de ligne, ce qui n’est pas le cas. Enfin, le lancement actuel d’Uroxatral aux Etats-Unis est totalement ignoré.

Au-delà de 2006, la richesse de notre portefeuille en phase avancée, notamment dans le système nerveux central où nous avons deux produits en phase III et six produits en phase IIB, nous permet d’espérer un rythme de lancements soutenu d’ici la fin de la décennie. Sans oublier la dronédarone dans l’arythmie.

•	Enfin, en ce qui concerne le portefeuille produits, et ce qu’Aventis appelle sa « position compétitive dans ses domaines thérapeutiques clés », deux remarques principales:

La première, c’est qu’une opération dans laquelle les deux groupes se situeraient exactement dans les mêmes classes thérapeutiques aurait surtout des chances de rencontrer de très sérieux problèmes en matière de concurrence.

La deuxième, c’est que je ne crois pas dans les franchises mais dans les produits. Quand on a une R&D qui trouve de grands produits, on ne se demande pas s’ils sont un complément intéressant à la gamme existante, on sort de la théorie des franchises, et on les développe le plus rapidement possible.

Une fois qu’on a dit tout cela, vous comprendrez bien que je conclus qu’écrire dans une note en réponse qu’un rapprochement avec Sanofi-Synthélabo serait de nature à ralentir le rythme de croissance d’Aventis ne tient pas.

5.	Enfin, dernier argument, le rapprochement occasionnerait selon Aventis des réductions d’effectifs massives aux dépens des salariés d’Aventis, en particulier en France et en Allemagne

Sur ce point, permettez-moi de revenir au projet stratégique que nous vous présentons.

Nous voulons bâtir un groupe mondial, très fortement ancré en Europe, avec une recherche présente des deux côtés de l’Atlantique pour bénéficier d’un maximum de créativité. Nous voulons construire le premier groupe pharmaceutique européen, à un moment où notre industrie — notamment la recherche — est de plus en plus délocalisée vers les Etats Unis, et où le Vieux Continent, autrefois numéro un dans la découverte de nouveaux médicaments, a été largement distancé.

Dans un tel projet, il est clair que les effectifs seront importants en France et en Allemagne, exactement comme le poids des effectifs des groupes à centre de décision américain est important aux Etats Unis.

Il est donc faux de conclure que les optimisations de structure porteront essentiellement sur la France et l’Allemagne.

C’est un point stratégique majeur. Si on regarde l’histoire récente d’Aventis depuis sa fusion de 1999, elle est émaillée de cessions, de restructurations, de plans de « reshaping » et la dernière en date, le « carve out » c’est-à-dire l’annonce d’un projet de vente de médicaments matures réalisant 1,5 milliard

d’euros de chiffre d’affaires qui revient à alléger le poids de l’Europe, tout cela est très lourd de conséquences sociales.

La fusion de Sanofi-Synthélabo de 1999 aboutit quatre ans après à des résultats très différents. Malgré les réorganisations industrielles et les fermetures, il y a aujourd’hui 300 personnes de plus dans nos usines européennes qu’au moment de la fusion.

Nous avons créé 500 emplois supplémentaires à la Recherche en Europe. Après une diminution d’effectifs en 2000, nos équipes de vente se sont accrues de 300 personnes, et les sièges européens ont retrouvé en 2003 le niveau d’avant la fusion.

Cela s’explique par notre très forte croissance. Sans croissance solide, il faut restructurer, avec une croissance forte on développe et on construit.

Compte tenu de la stratégie retenue et annoncée par Aventis, la fusion avec un grand groupe pharmaceutique étranger, et même le standalone, poseraient sans doute des problèmes sociaux beaucoup plus importants tant en France qu’en Allemagne.

Conclusion

J’ai été long, mais je tenais, sans esprit polémique, à rétablir la vérité, dans l’intérêt des deux entreprises, de leurs actionnaires et de leurs salariés, et afin d’assurer la bonne information du marché. Car c’est bien au marché qu’il appartient de trancher quant au succès de l’offre.

Ce projet que je vous ai présenté pour la première fois le 26 janvier et que je continue et continuerai de présenter et de défendre avec autant de conviction, y compris aux salariés d’Aventis quand j’y serai invité, je l’ai bâti sur ce que je considère comme la complémentarité réelle des deux maisons, sur une vision lucide de ce qu’elles sont aujourd’hui et de leur potentiel.

C’est une occasion unique de bâtir en Europe un leader mondial de la pharmacie, avec tous ceux qui croiront à notre projet. C’est une occasion unique pour les deux maisons de faire beaucoup mieux ensemble.

Et maintenant je suis disponible pour répondre à vos questions.

Information complémentaire

Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo a déposé un document d’offre américain (registration statement on Form F-4) (sous le numéro 333-112314) auprès de la United States Securities and Exchange Commission (SEC), lequel comprend un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés. Au moment opportun, Sanofi-Synthélabo déposera un Statement on Schedule TO auprès de la SEC. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents, la version finale du prospectus et le Statement on Schedule TO (lorsqu’ils seront disponibles), tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires d’Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire, d’autres documents relatifs à l’offre d’échange, de la version finale du prospectus et du Statement on Schedule TO (lorsqu’ils seront disponibles) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.

Sanofi-Synthélabo a publié en Allemagne, le 11 mars 2004, un prospectus d’offre conformément au droit allemand, qui est le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires d’Aventis résidant en Allemagne. Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’offre allemande devrait être prise exclusivement au regard des termes et des conditions de l’offre allemande, ainsi qu’au regard des informations contenues dans le prospectus d’offre publié en Allemagne.

Ce document ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Aventis ou une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, faire l’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer sur l’existence de telles restrictions et s’y conformer. Une sollicitation d’une offre pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires d’Aventis sont priés, en ce qui concerne l’offre, de se reporter à la note d’information ayant reçu le visa de l’Autorité des marchés financiers (AMF) numéro 04-0090 et qui est disponible sur le site web de l’AMF (www.amf-france.org) et sans frais auprès de : BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Déclarations prospectives

Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo, Aventis et leurs activités combinées à l’issue de l’opération envisagée. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper », « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo, qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Ces risques et incertitudes comprennent ceux qui sont développés ou identifiés dans les documents publics déposés par Sanofi-Synthélabo et Aventis auprès de l’AMF et de la SEC, y compris ceux énumérés sous la section « Facteurs de risque » du document de référence de Sanofi-Synthélabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus préliminaire compris dans le document d’offre américain (registration statement on Form F-4) que Sanofi-Synthélabo a déposé auprès de la SEC (sous le numéro 333-112314). Sanofi-Synthélabo ne prend aucun engagement de mettre à jour les informations et déclarations prospectives. Des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale (lorsqu’elle sera disponible) ainsi que d’autres documents publics déposés auprès de la SEC peuvent être obtenus sans frais de la manière décrite ci-dessus.